EXHIBIT 99.1

Brookfield Infrastructure Announces Agreement to Sell Chilean Regulated Transmission Business for $1.3 Billion

BROOKFIELD, NEWS, Dec. 26, 2017 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE:BIP) (TSX:BIP.UN) today announced that it has signed definitive agreements to sell its approximate 27.8% interest in ETC Transmission Holdings, S.L., the parent company of Transelec S.A. (“Transelec”), to China Southern Power Grid International (HK) Co., Ltd. for US$1.3 billion.

“Over the past year we have been focused on executing the next phase of our capital recycling program, seeking to dispose of mature infrastructure assets and to redeploy the proceeds in higher-returning opportunities,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Proceeds from the sale of Transelec will be used to fund our growing backlog of organic growth projects, as well as our robust pipeline of transactions.”

Transelec is the largest pure-play power transmission company in Chile, with over 10,000 kilometers of electricity lines serving approximately 98% of the Chilean population.

Closing of the transaction is subject to customary closing conditions, certain third-party consents and applicable regulatory approvals from relevant authorities in China and is targeted to occur in the first half of 2018.

Santander GCB and Scotiabank are acting as financial advisors to Brookfield Infrastructure and Goodmans LLP is acting as legal advisor.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $265 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Senior Vice President, Corporate Development Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding growth of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transaction referred to in this news release, the future performance of our businesses and growth initiatives, the execution of projects within our capital backlog and the pursuit of projects in our pipeline. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the inability to complete the transaction referred to in this news release, including as a result of failure to receive the required regulatory approvals and consents in a timely manner (which cannot be assured), general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown and the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.